UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2018

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number: 000-51904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOME BANCSHARES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home BancShares, Inc.

719 Harkrider, Suite 100

Conway, Arkansas 72032

Home BancShares, Inc. 401(k) Plan

Form 11-K

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Home BancShares, Inc. 401(k) Plan

Conway, Arkansas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Home BancShares, Inc. 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2011.

Savannah, Georgia

June 25, 2019

Home BancShares, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value:
Cash	$871,738	$929,081
Mutual funds	34,041,454	32,199,386
Home BancShares, Inc. common stock fund	16,551,841	24,273,287

Total investments, at fair value	51,465,033	57,401,754

Receivables:
Notes receivable from participants	$1,443,969	$1,058,091

Total receivables	1,443,969	1,058,091

Liabilities:
Excess contribution payable	209,856	224,330

Net assets available for benefits	$52,699,146	$58,235,515

See accompanying notes to the Financial Statements.

Home BancShares, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018
Additions to net assets attributed to:
Net depreciation in fair value of investments	$(10,295,617)
Interest and dividends	1,730,660

Total investment loss	(8,564,957)

Interest income on notes receivable from participants	74,194

Contributions:
Employer	1,966,951
Participant	5,885,264
Rollover	1,607,582

Total contributions	9,459,797

Total additions	969,034

Deductions from net assets attributed to:
Benefit payments to participants	6,125,094
Refund of excess contributions	226,131
Administrative expenses and fees	154,178

Total deductions	6,505,403

Net decrease	(5,536,369)
Net assets available for benefits – beginning of year	58,235,515

Net assets available for benefits – end of year	$52,699,146

See accompanying notes to the Financial Statements.

Home BancShares, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan

The following description of the Home BancShares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of Home BancShares, Inc. (the “Company”, “Plan Sponsor”, or “Employer”) and its subsidiary, who has attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year participants may contribute a portion of their annual compensation, as defined by the Plan and subject to Internal Revenue Service (the “IRS”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“rollovers”). Participants are eligible to receive discretionary matching contributions upon meeting eligibility requirements to participate in the Plan. During the year ended December 31, 2018, participants received a match of 50% of the first 6% of their deferrals, in the amount of $1,966,951.

The Employer may also make a discretionary contribution on behalf of eligible participants based on the classification of the employees of each participating employer and determined by management. The Employer did not make a discretionary contribution for 2018. Participants are eligible to share in the allocation of employer contributions, if during the year the participant has been credited with at least 1,000 hours of service and is employed on the last day of the year, (unless termination of employment was a result of retirement, disability, or death).

Participants direct their contributions and employer contributions into various investment options offered by the Plan. One of the investment options is the Employer’s common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings and losses, and charged with any benefit payments and administrative expenses, for which they are directly responsible. Plan earnings and losses are allocated based on participant account balances, as defined by the Plan. A participant is entitled to the benefit that can be provided from the individual participant’s vested account.

Payment of Benefits

Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $5,000 is distributed to the participant or his or her beneficiary, as applicable, in a lump sum of cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000, the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but not more than $5,000, the vested value of the participant’s account may be rolled into an individual retirement account on behalf of the participant or distributed to the participant or his or her beneficiary, as applicable, in cash. Additionally, a participant may request certain in-service withdrawals, including hardship withdrawals, of all or a portion of his or her vested account balance at any time, subject to certain restrictions and limitations, as defined by the Plan document.

Notes Receivable from Participants

Participants may borrow, from their fund accounts, a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have no more than two loans outstanding at a time. The notes receivable from participants are secured by the balance in the participant’s account and bear a reasonable rate of interest as defined by the Plan. Interest rates on all outstanding loans range from 5.50% to 7.50%. Principal and interest payments occur ratably through regular payroll deductions over a period not to exceed five years, unless the notes receivable were used to purchase a primary residence in which case the note receivable terms may exceed five years.

Vesting

Participants are always fully vested in their contributions plus actual earnings thereon. Employer contributions become fully vested after a participant has completed his or her fifth year of service based on a graduated vesting schedule as follows:

Employer Contributions
Years of Service	Vested Percentage
Less than 1	0%
2	25%
3	50%
4	75%
5	100%

Administrative Expenses

Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Employer at the Employer’s discretion. Administrative expenses paid by the Plan may be allocated to participants on a Pro Rata or Per Capita basis, at the Plan Administrator’s discretion.

Forfeitures

Forfeitures of matching contributions are available to be reallocated as an offset to future discretionary matching contributions or to pay plan administration expenses. Forfeitures of profit sharing contributions are available to be reallocated as additional profit sharing contributions. Unallocated forfeitures at December 31, 2018 and 2017 are $110 and $41,308, respectively. During 2018, $54,308 in forfeitures was used to pay plan expenses.

Revenue Sharing

A revenue sharing agreement is in place whereby fees earned by the mutual fund companies are shared with the recordkeeper based upon a percentage of assets under management. These amounts are used for the benefit of the Plan to pay administrative expenses. During 2018, expenses to the plan were reduced by $24,763, as these were paid under this revenue sharing agreement.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants would become fully vested in the Employer’s matching portion of their account. Employee contributions and their related earnings are always 100% vested.

Rollover Contributions

Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the Internal Revenue Code (the “IRC”).

Plan Acquisitions

The Company acquired Shore Premier Finance (“SPF”) on June 30, 2018. As of the closing date of the acquisition, employees of SPF were allowed to enroll and participate in the Plan. These employees were also provided the option to rollover their account balances from previous plans as of the acquisition closing date.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared on the accrual basis of accounting in accordance with principles generally accepted in the United States of America (“GAAP”).

Payment of Benefits

Benefit payments are recorded when paid.

Valuation of Investments

Investments are stated at fair value.

Investments in registered investment companies (“mutual funds”) represent investments with various investment managers. The fair value of investments in mutual funds is based upon the daily Net Asset Value (“NAV”) closing price as reported by the fund.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding increase in distributions. The Plan distributed the 2018 excess contributions to the applicable participants prior to March 15, 2019.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management of the Plan is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In August 2018, FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing and impact of adopting the updated provisions. This ASU is not expected to have a significant impact on the Plan’s fair value disclosures and no impact to the financial statements themselves.

3.	Fair Value Measurements

FASB ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following describes the valuation methodologies used for assets measured at fair value:

•

Mutual Funds and Money Market Fund: Valued at the daily closing price as reported by the fund. Mutual funds and money market fund held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds and money market fund held by the Plan are deemed to be actively traded.

•

Home BancShares, Inc. common stock fund: Effective August 2017, the Home BancShares, Inc. common stock was converted into a common stock fund valued at the NAV of shares held in the Company’s unitized common stock fund at year ended December 31, 2018 and 2017.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Investment Assets at Fair Value as of December 31, 2018

	Level 1	Level 2	Level 3	Total Assets
Mutual funds	$34,041,454	—	—	$34,041,454
Money market fund	871,738	—	—	871,738
Home BancShares, Inc. common stock fund	—	16,551,841	—	16,551,841

Total investments at fair value	$34,913,192	$16,551,841	$—	$51,465,033

Investment Assets at Fair Value as of December 31, 2017

	Level 1	Level 2	Level 3	Total Assets
Mutual funds	$32,199,386	—	—	$32,199,386
Money market fund	929,081	—	—	929,081
Home BancShares, Inc. common stock fund	—	24,273,287	—	24,273,287

Total investments at fair value	$33,128,467	$24,273,287	$—	$57,401,754

4.	Income Tax Status

The prototype plan, adopted by the Employer, obtained its latest opinion letter on March 31, 2014, in which the IRS has stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since the effective date of the opinion letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however there are currently no audits for any tax periods in progress.

5.	Risks and Uncertainties

The Plan primarily invests in various investment securities which are exposed to various risks, such as market and credit risk. Due to the level of risk associated with such investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risk in the near term could materially affect the participants’ account balances and the amount reported in the statements of net assets available for benefits.

6.	Related-Party and Party-in-Interest Transactions

Centennial Bank’s Trust Department, the trustee of the Plan, is an affiliate of the Plan Sponsor. The Plan offers investments in funds managed by Fidelity Investments, the custodian of the Plan. All transactions in these funds qualify as party-in-interest transactions. All transactions in the Home BancShares, Inc. common stock fund qualify as party-in-interest transactions because the Company is the plan sponsor. Notes receivable from participants are also defined by ERISA as party-in-interest transactions.

7.	Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per financial statements	$52,699,146	$58,235,515
Excess contribution payable	209,856	224,330

Net assets available for benefits per the Form 5500	$52,909,002	$58,459,845

The following is a reconciliation of net increase per the financial statements for the year ended December 31, 2018 to Form 5500:

December 31, 2018
Net decrease per financial statements	$(5,536,369)
Excess contribution payable at December 31, 2018	209,856
Excess contribution payable at December 31, 2017	(224,330)

Net decrease per Form 5500	$(5,550,843)

8.	Concentrations

The Plan invests in various investment securities. The Home BancShares, Inc. common stock fund represented approximately 31% and 42% of the total investments at December 31, 2018 and 2017, respectively.

9.	Subsequent Events

The Plan’s management has evaluated subsequent events through the date the financial statements were available to be issued, and there were no subsequent events requiring adjustment to the financial statements or disclosures, as stated herein.

Effective February 2019, Home BancShares, Inc. adopted an employee stock ownership plan and changed the plan name to the Home BancShares, Inc. 401(k) and Employee Stock Ownership Plan. The Company filed an S-8 on February 22, 2019 to register 2,000,000 shares of Home BancShares, Inc. common stock that participants may invest in through the plan. Also, effective February 2019, the Home BancShares, Inc. common stock was converted from a common stock fund in which shares owned were valued at the NAV of the shares held in the Company’s unitized stock fund to common stock in which the shares owned are valued at the closing priced reported on the NASDAQ stock exchange.

Home BancShares, Inc. 401(k) Plan

EIN: 71-0682831 – Plan #: 001

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2018

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest collateral, par or maturity value	Cost	Current Value
	Money market fund
	Vanguard Federal Money Market	Money market fund	**	871,738
	Mutual funds
	Blackrock 20/80 Target Allocation Fund	Value of interest in registered investment companies	**	405,695
	Blackrock 40/60 Target Allocation Fund	Value of interest in registered investment companies	**	3,590,759
	Blackrock 60/40 Target Allocation Fund	Value of interest in registered investment companies	**	1,692,306
	Blackrock 80/20 Target Allocation Fund	Value of interest in registered investment companies	**	597,750
	Dodge & Cox International Stock Fund	Value of interest in registered investment companies	**	135,124
*	Fidelity Advisor New Insights Fund	Value of interest in registered investment companies	**	1,527,084
*	Fidelity Limited Term Government	Value of interest in registered investment companies	**	1,050,165
	JP Morgan Emerging Markets Equity Fund	Value of interest in registered investment companies	**	327,815
	Metropolitan West Total Return	Value of interest in registered investment companies	**	709,306
	MFS Value Fund	Value of interest in registered investment companies	**	1,166,178
	Perkins Small Cap Value Fund	Value of interest in registered investment companies	**	280,675
	PIMCO All Asset Institutional Fund	Value of interest in registered investment companies	**	257,746
	T. Rowe Price Small Cap Fund	Value of interest in registered investment companies	**	873,920
	T. Rowe Price Retirement 2010 Fund	Value of interest in registered investment companies	**	313,547
	T. Rowe Price Retirement 2015 Fund	Value of interest in registered investment companies	**	742,112
	T. Rowe Price Retirement 2020 Fund	Value of interest in registered investment companies	**	1,562,271
	T. Rowe Price Retirement 2025 Fund	Value of interest in registered investment companies	**	1,899,851
	T. Rowe Price Retirement 2030 Fund	Value of interest in registered investment companies	**	1,636,613
	T. Rowe Price Retirement 2035 Fund	Value of interest in registered investment companies	**	1,471,766
	T. Rowe Price Retirement 2040 Fund	Value of interest in registered investment companies	**	991,298
	T. Rowe Price Retirement 2045 Fund	Value of interest in registered investment companies	**	1,636,916
	T. Rowe Price Retirement 2050 Fund	Value of interest in registered investment companies	**	710,535
	T. Rowe Price Retirement 2055 Fund	Value of interest in registered investment companies	**	782,125
	Templeton Global Bond Advisor Fund	Value of interest in registered investment companies	**	394,408
	Vanguard Dividend Growth Fund	Value of interest in registered investment companies	**	2,103,414
	Vanguard Index 500 Index	Value of interest in registered investment companies	**	2,183,533
	Vanguard Inflation Protected Securities	Value of interest in registered investment companies	**	443,015
	Vanguard International Growth Fund	Value of interest in registered investment companies	**	304,777
	Vanguard Mid Cap Growth Fund	Value of interest in registered investment companies	**	1,148,336
	Vanguard Mid Cap Index	Value of interest in registered investment companies	**	1,310,627
	Vanguard Selected Value Fund	Value of interest in registered investment companies	**	469,121
	Vanguard Small Cap Index	Value of interest in registered investment companies	**	542,746
	Vanguard Total Bond Market	Value of interest in registered investment companies	**	367,420
	Vanguard Total International Stock	Value of interest in registered investment companies	**	412,500

	Total mutual funds			34,041,454

	Employer stock
*	Home BancShares, Inc. common stock fund	Employer securities	**	16,551,841
	Participant loan fund
*	Participant loan fund	Interest rates 5.50 – 7.50%; maturity dates through 2048		1,443,969

	Total assets			$52,909,002

*	Indicates party-in-interest to the Plan
**	Cost is not applicable for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Home BancShares, Inc. 401(k) Plan

	By:	/s/ Brian S. Davis
Date: June 25, 2019		Brian S. Davis
Chief Financial Officer and Treasurer of Home BancShares, Inc.